

MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 7/31/12

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	30
2011 Turnover:	44%
Net Assets:	$13.1 mil
Total Annual Fund Operating Expenses:	1.50%

No sales loads or distribution fees

Contact Us

We want to hear from you!

Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE. # 210
LA JOLLA, CA 92037

Admit It, You've Watched *Jersey Shore*

Entertainment Giant Viacom Added to Mundoval Fund

What does Viacom do? Viacom is the entertainment company behind dozens of cable networks like MTV, Comedy Central, Nickelodeon, and on the big screen, Paramount Pictures. Viacom channels pioneered "reality" television programming, a cost-effective production option that typically bypasses professional actors and written scripts, and has proven wildly popular among both viewers and advertisers. Plus, the popularity of Viacom cable brands has spilled over to the internet: the MTV website alone has over 100 million "likes" on Facebook and Nickelodeon Kids & Teens was the top online entity for kids in the US last quarter with 14 million unique visitors.[1]

What makes Viacom a good value investment? We are attracted to Viacom's strong history of creating free cash flow. Viacom has generated an average of $1.8 billion in free cash annually since 2004. In addition, Viacom carries little long-term debt and pays a healthy shareholder dividend. We believe the short-term price of the stock has fallen well below the long-term value of the company.

What makes Viacom a good long-term investment? Looking ahead, we feel Viacom can continue to build shareholder value as advertising dollars return to television and gravitate to strong online brands like those in the Viacom portfolio. We also feel Viacom is well positioned to continue generating free cash as they diversify their entertainment offerings across more countries and platforms, like smartphones.

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing. 1.Viacom shareholder newsletter "Pulse", March 31, 2012.